UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No.1)*

Under the Securities Exchange Act of 1934

BRISSET BEER INTERNATIONAL, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

10973Y107
(CUSIP Number)

Stephane Pilon
Chief Executive Officer
370 Guy, Suite G9, Montreal, Quebec, Canada H3J-1S6
(514)-906-6851
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 10973Y107
1.		NAME OF REPORTING PERSONS Stephane Pilon I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,250,000
	8.	SHARED VOTING POWER 150,000
	9.	SOLE DISPOSITIVE POWER 2,250,000
	10.	SHARED DISPOSITIVE POWER 150,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.08% (1)
14.		TYPE OF REPORTING PERSON IN
(1)	Based upon 3,608,000 shares of common stock outstanding as of December 29, 2015, as reported by the Issuer's transfer agent.

CUSIP No. 10973Y107

EXPLANATORY NOTE

This Amendment No. 1 to the Statement on Schedule 13D filed on April 4, 2014 (the “Schedule 13D”), with the Securities and Exchange Commission (the “SEC”) on behalf of Stephane Pilon (the “Reporting Person”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Brisset Beer International, Inc. is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock of Brisset Beer International, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 370 Guy, Suite G9, Montreal, Quebec, Canada H3J-1S6.

Item 2. Identity and Background

(b) The Reporting Person’s business address is 370 Guy, Suite G9, Montreal, Quebec, Canada H3J-1S6.

(c) The Reporting Person’s principal occupation is serving as President, Chief Executive Officer, Chief Financial Officer, Treasurer and a director of the Issuer. The Issuer is engaged in the development of a craft-brewed beer business in the province of Quebec, Canada. The address of the Issuer is 370 Guy, Suite G9, Montreal, Quebec, Canada H3J-1S6.

Item 3. Source and Amount of Funds or Other Consideration

On February 26, 2014, in connection with the purchase by the Reporting Person of 750,000 shares of Common Stock at a purchase price of $0.01 per share pursuant to a subscription agreement, dated February 26, 2014, for which the Reporting Person paid $7,500 from his personal funds (as previously reported in the Schedule 13D), the Issuer issued the Reporting Person (i) a warrant to purchase 750,000 shares of Common Stock at an exercise price of $0.05 per share, expiring on February 1, 2019 and (ii) a warrant to purchase 750,000 shares of Common Stock at an exercise price of $0.10 per share expiring on February 1, 2019.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is deemed to be the beneficial owner of 2,400,000 shares of Common Stock (which includes: (i) an aggregate of 1,500,000 shares of Common Stock issuable within 60 days upon the exercise of warrants, (ii) 50,000 shares of Common Stock held by the Reporting Person’s wife, and (iii) an aggregate of 100,000 shares of Common Stock issuable within 60 days upon the exercise of warrants held by the Reporting Person’s wife) representing 46.08%, of the issued and outstanding Common Stock based upon 3,608,000 shares of Common Stock outstanding as December 29, 2015, as reported by the Issuer’s transfer agent.

(b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 2,250,000 shares of Common Stock. The Reporting Person shares the power to vote or to direct the vote and to dispose of or to direct the disposition of 150,000 shares of Common Stock held by the Reporting Person’s spouse.

CUSIP No. 10973Y107

Item 7. Material to Be Filed as Exhibits

Exhibit 1- Class A Warrant, dated February 26, 2014 issued to the Reporting Person

Exhibit 2 - Class B Warrant, dated February 26, 2014 issued to the Reporting Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2016

/s/ Stephane Pilon